UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

City Office REIT, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
178587101

(CUSIP Number)

July 14, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 178587101	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS James Balsillie*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,300,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12		TYPE OF REPORTING PERSON (See Instructions) IN

*The shares reported on this Schedule 13G are held in Amolino Holdings, Inc., an account beneficially owned by James Balsillie.

CUSIP No. 178587101	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Scott Morrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,300,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 178587101	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Wealhouse Capital Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,300,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 178587101	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

City Office REIT, Inc.

(b) Address of Issuer’s Principal Executive Offices

1075 West Georgia Street, Suite 2010

Vancouver, BC V6E 3C9

Item 2.	(a) Name of Person Filing
(b) Address of Principal Business Office, or, if none, Residence
(c) Citizenship

James Balsillie

401 Bay Street, Suite 2404, Toronto, Ontario, Canada M5H 2Y4

Ontario, Canada

Scott Morrison

401 Bay Street, Suite 2404, Toronto, Ontario, Canada M5H 2Y4

Ontario, Canada

Wealhouse Capital Limited Partnership

401 Bay Street, Suite 2404, Toronto, Ontario, Canada M5H 2Y4

Ontario, Canada

(d) Title of Class of Securities

Common Stock, $0.01 par value (“Common Stock”)

(e) CUSIP No.:

178587101

CUSIP No. 178587101	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 178587101	SCHEDULE 13G	Page7 of 9 Pages

Item 4. Ownership

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Wealhouse Capital Limited Partnership (“Wealhouse”) is a registered investment adviser that provides investment advice to client accounts, including Amolino Holdings, Inc., an account beneficially owned by James Balsillie. James Balsillie and Scott Morrison are part owners in Wealhouse. Scott Morrison is the Chief Investment Officer of Wealhouse and primarily responsible for making investment and voting decisions on behalf of the firm

James Balsillie

a) Amount beneficially owned: 2,300,000

(b) Percent of class: 9.32%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,300,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,300,000

Scott Morrison

(a) Amount beneficially owned: 2,300,000

(b) Percent of class: 9.32%

c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,300,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,300,000

Wealhouse Capital Limited Partnership

(a) Amount beneficially owned: 2,300,000

(b) Percent of class: 9.32%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,300,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,300,000

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 178587101	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2016

By:	/s/ James Balsillie
	Name:	James Balsillie

By:	/s/ Scott Morrison
	Name:	Scott Morrison

Wealhouse Capital Limited Partnership

By:	/s/ Scott Morrison
	Name:	Scott Morrison
	Title:	CEO & CIO

CUSIP No. 178587101	SCHEDULE 13G	Page 9 of 9 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: July 19, 2016

By:	/s/ James Balsillie
	Name:	James Balsillie

By:	/s/ Scott Morrison
	Name:	Scott Morrison

Wealhouse Capital Limited Partnership

By:	/s/ Scott Morrison
	Name:	Scott Morrison
	Title:	CEO & CIO